SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. )*

Enovix Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

293594107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,219,511

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,219,511

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,219,511

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.35%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1(a).	Name of Issuer:

Enovix Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

3501 W. Warren Avenue
Freemont, California 94538

Item 2(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC (“YGA”) with respect to:

(i)
9,219,511 shares of common stock directly owned by York Distressed Asset Fund III, L.P., a Cayman Islands exempted limited partnership (“York Distressed Fund III”), the general partner of which is York Distressed Asset Holdings, LLC.

YGA, as the sole managing member of the general partner of York Distressed Fund III, exercises investment discretion over York Distressed Fund III and accordingly may be deemed to have beneficial ownership over the shares of common stock directly owned by York Distressed Fund III.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address of YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

293594107

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:		9,219,511

(b)	Percent of class:		6.35%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	9,219,511

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	9,219,511

	(iv)	Shared power to dispose or to direct the disposition of:	0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 145,245,628 shares of common stock outstanding as of November 9, 2021, as reported by the Issuer in its form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of common stock reported in this statement as may be deemed to be beneficially owned by YGA is held by York Distressed Fund III, which is subject to the investment discretion of YGA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Brian Traficante
	Name:	Brian Traficante
	Title:	Chief Legal Officer